UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File No.: 000-30668

NOVA LTD.
(Translation of registrant’s name into English)

5 David Fikes Street, Rehovot, Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Reports First Quarter 2023 Results”.

The GAAP financial statements tables included in the press release attached hereto are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: November 5, 2007 (File No. 333-147140); October 25, 2012 (File No. 333-184585), March 6, 2015 (File No. 333-202550); and August 25, 2017 (File No. 333-220158).

SIGNATURES

 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2023

NOVA LTD. (Registrant) By: /s/ Dror David ————————————— Dror David Chief Financial Officer

Company Contact:
Dror David, Chief Financial Officer
Tel: +972-73-229-5760
E-mail - investors@novami.com
Nova website link - https://www.novami.com/

Investor Relations Contact:
Miri Segal MS-IR LLC
Tel: +917-607-8654
E-mail - msegal@ms-ir.com

Nova Reports First Quarter 2023 Results

Rehovot, Israel, May 11, 2023 - Nova (Nasdaq: NVMI) today announced financial results for the first quarter ended March 31, 2023.

First Quarter 2023 Highlights:

•	Quarterly revenue of $132.2 million, down 1% year over year
•	GAAP net income of $34.6 million, or $1.09 per diluted share, up 2% year over year on a per-share basis, exceeding management guidance of $0.77 to $0.98
•	Non-GAAP net income of $39.1 million, or $1.23 per diluted share, down 5% year over year on a per-share basis, exceeding management guidance of $0.93 to $1.14
•	Significant improvement in blended gross margin, driven by record software revenues and a favorable product mix
•	Record bookings for materials metrology, including VERAFLEX, METRION, and ELIPSON platforms

GAAP Results (K)

	Q1 2023	Q4 2022	Q1 2022
Revenues	$132,193	$151,238	$133,957
Net Income	$34,627	$36,098	$34,162
Earnings per Diluted Share	$1.09	$1.14	$1.07

Non-GAAP Results (K)

	Q1 2023	Q4 2022	Q1 2022
Net Income	$39,075	$40,778	$41,487
Earnings per Diluted Share	$1.23	$1.28	$1.30

A reconciliation between GAAP operating results and non-GAAP operating results is provided following the financial statements included in this release. See also "Use of Non-GAAP Adjusted Financial Measures" section.

Management Comments

"Nova’s performance in the first quarter displays resilience amidst a challenging industry environment. Our excellent profitability attests to the exceptional value our portfolio offers to customers and to the agility of our operational model,” said Gaby Waisman, President and CEO. “We’re encouraged by the record bookings for our materials metrology solutions and believe our positioning in this strategic domain is a growth engine for years to come. As our industry charts a path forward, navigating a host of global volatile conditions, we at Nova remain focused on our strategic plans and infrastructure investments that will enable our long-term growth.”

2023 Second Quarter Financial Outlook

Management provided an outlook for the second quarter, the period ending June 30, 2023. Based on current estimates, management expects:

●	$117 million to $125 million in revenue

●	$0.75 to $0.89 in diluted GAAP EPS

●	$0.92 to $1.06 in diluted non-GAAP EPS

2023 First Quarter Results

Total revenues for the first quarter of 2023 were $132.2 million, a decrease of 13% compared with the fourth quarter of 2022 and a decrease of 1% compared with the first quarter of 2022.

Gross margin in the first quarter of 2023 was 58%, compared with 55% in the fourth quarter of 2022 and 56% in the first quarter of 2022.

Operating expenses in the first quarter of 2023 were $41.5 million, compared with $45.5 million in the fourth quarter of 2022 and $37.6 million in the first quarter of 2022.

On a GAAP basis, the Company reported net income of $34.6 million, or $1.09 per diluted share, in the first quarter of 2023. This is compared with net income of $36.1 million, or $1.14 per diluted share, in the fourth quarter of 2022, and net income of $34.2 million, or $1.07 per diluted share, in the first quarter of 2022.

On a non-GAAP basis, the Company reported net income of $39.1 million, or $1.23 per diluted share, in the first quarter of 2023. This is compared with net income of $40.8 million, or $1.28 per diluted share, in the fourth quarter of 2022, and net income of $41.5 million, or $1.30 per diluted share, in the first quarter of 2022.

Conference Call Information

Nova will host a conference call today, May 11, 2023, at 8:30 a.m. Eastern Time, to discuss the financial results and outlook. To attend the conference call, please dial one of the following teleconferencing numbers. Please begin by placing your calls five minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

U.S. TOLL-FREE Dial-in Number: 1-844-826-3035
ISRAEL TOLL-FREE Dial-in Number: 1-80-921-3284
INTERNATIONAL Dial-in Number: 1-412-317-5195

At:
8:30 a.m. Eastern Time
5:30 a.m. Pacific Time
3:30 p.m. Israel Time

The conference call will also be webcast live from a Link on Nova's website at https://www.novami.com/investors/events/.

A replay of the conference call will be available from May 11, 2023, at 11:30 a.m. Eastern Time until May 18, 2023, at 11:59 p.m. Eastern Time. To access the replay, please dial one of the following numbers:

Replay Dial-in TOLL-FREE: 1-844-512-2921
Replay Dial-in TOLL/INTERNATIONAL: 1-412-317-6671
Replay Pin Number: 10177465
A replay will also be available for 90 days on Nova's website link at https://www.novami.com/investors/events/.

About Nova

Nova is a leading innovator and key provider of material, optical and chemical metrology solutions for advanced process control in semiconductor manufacturing. Nova delivers continuous innovation by providing state-of-the-art, high-performance metrology solutions for effective process control throughout the semiconductor fabrication lifecycle. Nova’s product portfolio, which combines high-precision hardware and cutting-edge software, provides its customers with deep insight into developing and producing the most advanced semiconductor devices. Nova’s unique capability to deliver innovative solutions enables its customers to improve performance, enhance product yields and accelerate time to market. Nova acts as a partner to semiconductor manufacturers from its offices worldwide. Additional information may be found on Nova’s website link - https://www.novami.com/.

Nova is traded on the Nasdaq and TASE, Nasdaq ticker symbol NVMI.

Use of Non-GAAP Adjusted Financial Measures

This press release provides financial measures that exclude amortization of acquired intangible assets, acquisition-related expenses, inventory step-up and contingent consideration revaluation, stock-based compensation expenses, revaluation of operating lease liabilities, amortization of debt discount and issuance costs and tax effect of non-GAAP adjustment, as applicable, and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhance management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allow greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding, but not limited to, anticipated growth opportunities and projections about our business and its future revenues, expenses and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. Factors that may affect our results, performance, circumstances or achievements include, but are not limited to, the following: increased information technology security threats and sophisticated computer crime; foreign political and economic risks including supply-chain difficulties; regulations that could restrict our operations such as economic sanctions and export restrictions; changes in U.S. trade policies; indirect effects of the Russia – Ukraine conflict; market instability including inflation and recessionary pressures; risks related to doing business with China; catastrophic events such as the outbreak of COVID-19; inability to protect our intellectual property; open source technology exposure; failure to compete effectively or to respond to rapid technological changes; consolidation in our industry; difficulty in predicting the length and strength of any downturn or expansion period of the market we target; factors that adversely affect the pricing and demand for our product lines; dependency on a small number of large customers; dependency on a single manufacturing facility per product line; dependency on a limited number of suppliers; difficulty in integrating current or future acquisitions; lengthy sales cycle and customer delays in orders; political, economic and military instability in Israel including related to the potential changes to the judicial system; risks related to our convertible notes; currency fluctuations; and quarterly fluctuations in our operating results. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in Nova's Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on February 28, 2023. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands) - (Unaudited)

	As of
	March 31,	December 31,
	2023	2022
ASSETS
Current assets
Cash and cash equivalents	96,075	111,121
Short-term interest-bearing bank deposits	113,562	95,305
Marketable securities	179,761	167,073
Trade accounts receivable, net	100,985	109,320
Inventories	137,096	116,600
Other current assets	21,639	13,527
Total current assets	649,118	612,946
Non-current assets
Marketable securities	154,825	153,462
Interest-bearing bank deposits and restricted cash	5,998	2,083
Deferred tax assets	21,656	20,097
Operating lease right-of-use assets	43,968	44,885
Property plant and equipment, net	56,821	55,886
Intangible assets, net	42,969	43,586
Goodwill	49,585	49,009
Other long-term assets	1,997	2,151
Total non-current assets	377,819	371,159
Total assets	1,026,937	984,105
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Trade accounts payable	43,092	42,732
Deferred revenues	30,238	30,543
Operating lease current liabilities	5,974	5,968
Other current liabilities	56,426	54,825
Total current liabilities	135,730	134,068
Non-current liabilities
Convertible senior notes, net	196,710	196,394
Operating lease long-term liabilities	41,932	43,697
Long-term deferred tax liability	12,065	12,190
Other long-term liabilities	11,206	10,793
Total non-current liabilities	261,913	263,074
Shareholders' equity	629,294	586,963
Total liabilities and shareholders' equity	1,026,937	984,105

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data) - (Unaudited)

	Three months ended March 31,
	2023	2022
Revenues:
Products	105,331	109,912
Services	26,862	24,045
Total revenues	132,193	133,957
Total cost of revenues	54,927	59,282
Gross profit	77,266	74,675
Operating expenses:
Research and development, net	22,968	19,129
Sales and marketing	13,522	12,384
General and administrative	5,039	6,056
Total operating expenses	41,529	37,569
Operating income	35,737	37,106
Financing income, net	4,728	1,218
Income before taxes on income	40,465	38,324
Income tax expenses	5,838	4,162
Net income for the period	34,627	34,162

Earnings per share:
Basic	1.21	1.20
Diluted	1.09	1.07

Shares used in calculation of earnings per share (in thousands):
Basic	28,678	28,579
Diluted	31,824	31,968

NOVA LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands) - (Unaudited)

	Three months ended March 31,
	2023	2022
Cash flows from operating activities:
Net income	34,627	34,162
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	2,340	2,035
Amortization of intangible assets	1,444	1,613
Amortization of premium and accretion of discount on marketable securities, net	(428)	829
Amortization of debt discount and issuance costs	316	320
Share-based compensation	4,394	3,860
Net effect of exchange rate fluctuation	1,349	793
Changes in assets and liabilities:
Trade accounts receivables, net	8,617	470
Inventories	(20,335)	(6,898)
Other current and long-term assets	(8,231)	(15,996)
Deferred tax assets, net	(1,937)	(2,609)
Operating lease right-of-use assets	802	912
Trade accounts payables	500	(1,941)
Deferred revenues	(313)	(744)
Operating lease liabilities	(1,645)	(806)
Other current and long-term liabilities	1,670	(3,151)
Accrued severance pay, net	(98)	61
Net cash provided by operating activities	23,072	12,910
Cash flows from investment activities:
Acquisition of subsidiary, net of acquired cash	-	(78,469)
Change in short-term and long-term interest-bearing bank deposits	(23,062)	49,632
Investment in marketable securities	(53,682)	(16,836)
Proceeds from maturity of marketable securities	41,892	15,770
Purchase of property and equipment	(2,758)	(3,718)
Net cash used in investing activities	(37,610)	(33,621)
Cash flows from financing activities:
Purchases of treasury shares	(112)	-
Net cash used in financing activities	(112)	-
Effect of exchange rate fluctuations on cash and cash equivalents	(996)	(794)
Changes in cash and cash equivalents and restricted cash	(15,646)	(21,505)
Cash and cash equivalents and restricted cash - beginning of period	111,721	126,698
Cash and cash equivalents - end of period	96,075	105,193

NOVA LTD.
RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(U.S. dollars in thousands, except percentage and per share data) - (Unaudited)

	Three months ended
	March 31, 2023	December 31, 2022	March 31, 2022
GAAP gross profit	77,266	82,421	74,675
Stock-based compensation*	1,165	1,148	883
Amortization of acquired intangible assets	1,338	1,307	1,475
Acquisition related inventory step-up	-	-	2,606
Non-GAAP gross profit	79,769	84,876	79,639
GAAP gross margin as a percentage of revenues	58%	54%	56%
Non-GAAP gross margin as a percentage of revenues	60%	56%	59%

GAAP operating income	35,737	36,924	37,106
Stock-based compensation*	4,394	4,381	3,860
Acquisition-related inventory step-up	-	-	2,606
Acquisition-related expenses and contingent consideration revaluation	-	(752)	1,355
Amortization of acquired intangible assets	1,444	1,463	1,613
Non-GAAP operating income	41,575	42,016	46,540
GAAP operating margin as a percentage of revenues	27%	24%	28%
Non-GAAP operating margin as a percentage of revenues	31%	28%	35%

GAAP net income	34,627	36,098	34,162
Stock-based compensation*	4,394	4,381	3,860
Acquisition-related inventory step-up	-	-	2,606
Acquisition-related expenses and contingent consideration revaluation	-	(752)	1,355
Amortization of acquired intangible assets	1,444	1,463	1,613
Amortization of debt discount and issuance costs	316	322	320
Revaluation of operating lease liabilities	(822)	294	(546)
Tax effect of non-GAAP adjustments	(884)	(1,028)	(1,883)
Non-GAAP net income	39,075	40,778	41,487

GAAP basic earnings per share	1.21	1.26	1.20
Non-GAAP basic earnings per share	1.36	1.42	1.45

GAAP diluted earnings per share	1.09	1.14	1.07
Non-GAAP diluted earnings per share	1.23	1.28	1.30

Shares used for calculation of earnings per share (in thousands):
Basic	28,678	28,731	28,579
Diluted	31,824	31,737	31,968

* Stock-based compensation for the three months ended, March 31, 2023 included in – Cost of revenues - 1,165; Research and development, net – 1,784; Sales and marketing – 847; General and administrative – 598.

NOVA LTD.
SUPPLEMENTAL INFORMATION - RECONCILIATION OF SECOND QUARTER 2023
GAAP TO NON-GAAP GUIDANCE
(Unaudited)

	Low	High
Estimated GAAP net income per diluted share	0.75	0.89
Estimated non-GAAP items:
Stock-based compensation	0.15	0.15
Amortization of acquired intangible assets	0.04	0.04
Amortization of issuance costs	0.01	0.01
Tax effect of non-GAAP adjustments	(0.03)	(0.03)
Estimated non-GAAP net income per diluted share	0.92	1.06